UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

*          *          *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2019

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit                         Description of Exhibit

1                                 Announcement with respect to the early tender date results of the cash tender offer of BRF for its 4.75% Senior Notes due 2024.

Exhibit 1

BRF announces early tender date results of its cash tender offers for its 4.75% Senior Notes due 2024

São Paulo, Brazil – September 24, 2019 – BRF S.A. (“BRF”) today announces the early tender date results of its previously announced offer to purchase for cash up to the Maximum Amount (as defined below) of the outstanding 4.75% Senior Notes due 2024 (“2024 Notes”) issued by BRF (the “2024 Notes Offer”). The 2024 Notes Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2019 (the “Offer to Purchase”), as amended by the press release dated September 19, 2019 relating to the Maximum Amount (together with the Offer to Purchase, the “Offer Documents”). This press release is qualified in its entirety by the Offer Documents.

As of 5:00 p.m. (New York City time) on September 24, 2019 (the “2024 Notes Early Tender Date”), according to information received from D.F. King & Co., Inc., the information and tender agent for the 2024 Notes Offer, U.S.$230,957,000, or approximately 30.79% of the principal amount outstanding, of the 2024 Notes was validly tendered, and not validly withdrawn. The following table sets forth the principal amount of the 2024 Notes validly tendered.

Title of Security	Security Identifiers	Principal Amount Outstanding Prior to 2024 Notes Offer	Maximum Amount(1)	Principal Amount Validly Tendered and Not Validly Withdrawn Prior to 2024 Notes Early Tender Date(2)
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/P1905CAE0 ISINs: US10552TAF49/ USP1905CAE05	U.S.$750,000,000	U.S.$281,414,735	U.S.$230,957,000

(1)     The “Maximum Amount” of 2024 Notes Total Consideration (as defined below) that BRF will pay to purchase 2024 Notes in the 2024 Notes Offer was calculated as provided by the Offer Documents, and is equal to U.S.$650.0 million less the cash amount, in U.S. dollars, that BRF is required to pay to purchase its 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022 and 3.95% Senior Notes due 2023 validly tendered and accepted for purchase pursuant to separate tender offers.

(2)     As reported by D.F. King & Co., Inc., the information and tender agent for the 2024 Notes Offer, as of the 2024 Notes Early Tender Date.

The 2024 Notes Offer will expire at 11:59 p.m. (New York City time) on October 8, 2019, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “2024 Notes Expiration Date”). If the aggregate consideration payable by BRF for 2024 Notes validly tendered and not validly withdrawn after the 2024 Notes Early Tender Date and at or prior to the 2024 Notes Expiration Date exceeds the Maximum Amount, such tendered 2024 Notes will be subject to proration. For a description of the applicable proration procedures, see “The Offers—Maximum Amount; Proration” in the Offer to Purchase. 2024 Notes not accepted for purchase will be promptly credited to the account of the registered holder of such 2024 Notes with The Depository Trust Company in accordance with the Offer Documents.

Holders who validly tendered and did not validly withdraw their 2024 Notes in the 2024 Notes Offer at or prior to the 2024 Notes Early Tender Date will be eligible to receive the total consideration of U.S.$1,040.00 per U.S.$1,000 principal amount of 2024 Notes tendered (the “2024 Notes Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of 2024 Notes validly tendered. Holders who validly tender their 2024 Notes after the 2024 Notes Early Tender Date, but at or prior to the 2024 Notes Expiration Date, will be eligible to receive the tender consideration of U.S.$1,010.00 per U.S.$1,000 principal amount of 2024 Notes tendered.

In addition to the 2024 Notes Total Consideration, holders whose 2024 Notes were validly tendered and accepted for purchase in the 2024 Notes Offer will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the 2024 Notes Early Settlement Date (as defined below).

The settlement date for the 2024 Notes validly tendered and not validly withdrawn on or before the 2024 Notes Early Tender Date and accepted for purchase (the “2024 Notes Early Settlement Date”) is expected to be September 26, 2019.

The deadline for holders of 2024 Notes to validly withdraw tenders of 2024 Notes has passed. Accordingly, 2024 Notes tendered at or before the 2024 Notes Early Tender Date may not be withdrawn or revoked, except as required by applicable law.

BRF’s obligation to accept for purchase, and pay for, 2024 Notes that are validly tendered and not validly withdrawn pursuant to the 2024 Notes Offer is conditioned upon the satisfaction or waiver by BRF of a number of conditions described in the Offer Documents, including a Financing Condition (as defined in the Offer to Purchase), which has been satisfied. BRF has the right, in its sole discretion, to amend or terminate the 2024 Notes Offer at any time, subject to applicable law.

BRF has retained BB Securities Limited, Banco Bradesco BBI S.A., Banco BTG Pactual S.A.—Cayman Branch, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the 2024 Notes Offer. The Offer Documents and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. Requests for the Offer Documents and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (U.S. toll free) or +44 (0) 20 7920-9700 or in writing at brf@dfking.com. Questions about the 2024 Notes Tender Offer may be directed to BB Securities Limited by telephone at +44 207 367 5800; Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6643 (collect); Banco BTG Pactual S.A.—Cayman Branch by telephone at +1 (212) 293-4600 (collect) or by email at OL-DCM@btgpactual.com; Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect); Itau BBA USA Securities, Inc. by telephone at + 1 (212) 710-6749 (collect); and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer Documents. The 2024 Notes Offer is not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the 2024 Notes Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the 2024 Notes Offer to be made by a licensed broker or dealer, the 2024 Notes Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the 2024 Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their 2024 Notes in response to the 2024 Notes Offer. None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the 2024 Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the 2024 Notes Offer other than the information and representations contained in the Offer Documents.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Any and All Offers, passed upon the merits or fairness of the Any and All Offers or passed upon the adequacy or accuracy of the disclosure in the Offer Documents.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. BRF’s principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and its telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2018 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF and the dealer managers assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer Documents, which contain important information. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of 2024 Notes should participate in the 2024 Notes Offer.